SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Lear Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Restricted Stock Unit Awards
(Title of Class of Securities)

521865105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Terrence B. Larkin
Senior Vice President, General Counsel, and Corporate Secretary
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033
(248) 447-1500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:
Bruce A. Toth
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$3,648,322.00	$143.38

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 231,492 restricted stock unit awards, which have an approximate aggregate value of $3,648,322.00 will be exchanged for stock appreciation rights and/or credits to notional cash accounts pursuant to the terms of this offer. The aggregate value of such restricted stock unit awards was calculated based on the average of the high and low market price of Lear Corporation’s common stock, par value $0.01 per share, as reported by the New York Stock Exchange on August 12, 2008. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the transaction valuation.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT
     Lear Corporation, a Delaware corporation (“Lear”), is filing this Rule 13e-4 Tender Offer Statement on Schedule TO (this “Statement”) with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with the recent amendment and supplement to the terms and conditions (“MSPP Supplement”) of awards issued under the Lear Management Stock Purchase Plan (the “MSPP”) maintained under the Lear Long-Term Stock Incentive Plan (“LTSIP”) and the related offer to certain Lear employees to exchange certain restricted stock unit awards issued under the MSPP. Lear is offering certain eligible employees, including certain members of Lear’s senior management, the opportunity to exchange, in twenty-five percent (25%) increments, up to fifty percent (50%) of outstanding restricted stock unit awards (“RSUs”) issued to such employees under the MSPP for (i) a cash-settled stock appreciation right, (ii) a credit to the employee’s notional dollar-denominated, interest-bearing deferred compensation account established under the MSPP (a “Notional Cash Account”) or (iii) a combination thereof, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008, attached hereto as Exhibit (a)(1) (the “Offer to Exchange”), and in the Acceptance Letter, a form of which is attached hereto as Exhibit (a)(3) (the “Acceptance Letter”), and Withdrawal Letter, a form of which is attached hereto as Exhibit (a)(4) (the “Withdrawal Letter”) (which together, as amended or supplemented from time to time, constitute the “Offer”). The Offer provides certain employees the one-time opportunity to reallocate the amounts credited to them under the MSPP.
     The information contained in or incorporated by reference into the Offer to Exchange, the Acceptance Letter and the Withdrawal Letter, including all schedules, annexes and exhibits thereto (collectively, the “Offer Documents”), is incorporated herein by reference, and the responses to each item herein are qualified in their entirety by the information contained in the Offer Documents. The cross references below are supplied pursuant to General Instruction F to Schedule TO and indicate the location in the Offer to Exchange of the information required to be included in response to the items of the Schedule TO.
ITEM 1. SUMMARY TERM SHEET.
The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “Frequently Asked Questions” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and Address. Lear is the issuer of the securities subject to the Offer. The address and telephone number of Lear’s principal executive offices are 21557 Telegraph Road, Southfield, MI, 48033, (248) 447-1500.
(b)	Securities. The subject class of securities to which this Statement relates consists of certain RSUs granted to Lear employees under the MSPP in 2006, 2007 and 2008 tranches that are scheduled for distribution in March 2009, 2010 and 2011, respectively, and are outstanding as of August 14, 2008. The information set forth in the Offer to Exchange under the following captions is incorporated herein by reference: “Summary Term Sheet — The Offer,” “Summary Term Sheet — Eligible RSUs,” and “Terms of the Offer — The Offer.”
(c)	Trading Market and Price. The information set forth in the Offer to Exchange under the caption “Terms of the Offer — Recent Trading Prices for Our Common Stock” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
(a)	Name and Address. Lear is the issuer of the securities subject to the Offer. The address and telephone number of Lear’s principal executive offices are 21557 Telegraph Road, Southfield, MI, 48033, (248) 447-1500. Lear is both the “filing person” and the “subject company.” The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION
(a)	Material Terms. The information set forth in the Offer to Exchange under the following captions is incorporated by reference herein: “Summary Term Sheet,” “Frequently Asked Questions,” “Terms of the Offer — The Offer,” “ Terms of the Offer — Consideration,” “Terms of the Offer — Other Material Terms of the SARs,” “Terms of the Offer — Interests of Directors and Officers; Transactions and Arrangements

Concerning the RSUs,” “Terms of the Offer — Conditions to the Offer,” “Terms of the Offer - Extension of the Offer; Termination; Amendment,” “Terms of the Offer — Offer Expiration,” “Terms of the Offer — Procedures for Tendering Eligible RSUs,” “Terms of the Offer - Procedures for Withdrawing Tendered RSUs,” “Terms of the Offer — Material United States Federal Income Tax Consequences” and “Terms of the Offer — Accounting Consequences of the Offer.”
(b)	Purchases. Lear’s executive officers will be eligible to participate in the Offer to Exchange on the same terms and conditions as all Eligible Employees (as defined in the Offer to Exchange). The information set forth in the Offer to Exchange under the captions “Terms of the Offer — The Offer” and “Terms of the Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the RSUs” is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the following captions is incorporated herein by reference: “Summary Term Sheet,” “Terms of the Offer — The Offer,” “Terms of the Offer — MSPP Supplement,” “Terms of the Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the RSUs” and “Terms of the Offer — Rights with Respect to Eligible RSUs, the LTSIP and the MSPP.” The Lear Corporation Long-Term Stock Incentive Plan, as amended and restated, the Management Stock Purchase Plan Terms and Conditions for each of the 2006, 2007 and 2008 tranches, and the Supplement to the Management Stock Purchase Plan Terms and Conditions, attached as Exhibits (d)(1), (d)(2), (d)(3), (d)(4), (d)(5), (d)(6), (d)(7), (d)(8) and (a)(7), respectively, are incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a)	Purposes. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet — Purpose of the Offer” and “Terms of the Offer — Purpose of the Offer” is incorporated herein by reference.
(b)	Use of Securities Acquired. The information set forth in the Offer to Exchange under the following captions is incorporated herein by reference: “Summary Term Sheet,” “Terms of the Offer — Rights with Respect to Eligible RSUs, the LTSIP and the MSPP” and “Terms of the Offer — Remaining RSUs.”
(c)	Plans. The information set forth in the Offer to Exchange under the following captions is incorporated herein by reference: “Terms of the Offer — The Offer,” “Terms of the Offer - Rights with Respect to Eligible RSUs, the LTSIP and the MSPP” and “Terms of the Offer - Additional Information.”
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a)	Source of Funds. The information set forth in the Offer to Exchange under the caption “Terms of the Offer — The Offer” and “Terms of the Offer — Consideration” is incorporated herein by reference.
(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)	Securities Ownership. The information set forth in the Offer to Exchange under the caption “Terms of the Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the RSUs — Interests in the RSUs” is incorporated herein by reference.
(b)	Securities Transactions. The information set forth in the Offer to Exchange under the caption “Terms of the Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the RSUs — Interests in the RSUs” is incorporated herein by reference.
ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a)	Solicitations and Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS
(a)	Financial Information. The information set forth in the Offer to Exchange under the caption “Terms of the Offer — Information Regarding Lear — Financial Information” is incorporated herein by reference.
(b)	Pro Forma Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	The information set forth in the Offer to Exchange under the caption “Terms of Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the RSUs” is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under the caption “Terms of the Offer — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.
(b)	Other Material Information. Not applicable.
ITEM 12. EXHIBITS.

(a)(1)	Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008

(a)(2)	Letter to all Eligible Employees from Daniel A. Ninivaggi, dated August 14, 2008

(a)(3)	Form of Acceptance Letter

(a)(4)	Form of Withdrawal Letter

(a)(5)	Forms of Confirmation Emails

(a)(6)	Forms of Reminder Communications to Eligible Employees

(a)(7)	Supplement to the 2006, 2007 and 2008 Management Stock Purchase Plan Terms and Conditions

(d)(1)	Lear Corporation Long-Term Stock Incentive Plan, as amended and restated, Conformed Copy through Fourth Amendment (incorporated by reference to Exhibit 4.1 of Post-Effective Amendment No. 3 to Lear’s Registration Statement on Form S-8 filed on November 3, 2006)

(d)(2)	Fifth Amendment to Lear Corporation Long-Term Stock Incentive Plan, effective November 1, 2006 (incorporated by reference to Exhibit 10.12 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(3)	2006 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.41 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(4)	2007 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.33 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(5)	2008 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.37 to Lear’s Annual Report on Form 10-K/A for the year ended December 31, 2007)

(d)(6)	2006 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.42 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(7)	2007 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.34 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(8)	2008 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.38 to Lear’s Annual Report on Form 10-K/A for the year ended December 31, 2007)
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
(a)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LEAR CORPORATION
By:	/s/ Terrence B. Larkin
Terrence B. Larkin
Senior Vice President, General Counsel, and Corporate Secretary

     Date: August 14, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008

(a)(2)	Letter to all Eligible Employees from Daniel A. Ninivaggi, dated August 14, 2008

(a)(3)	Form of Acceptance Letter

(a)(4)	Form of Withdrawal Letter

(a)(5)	Forms of Confirmation Emails

(a)(6)	Forms of Reminder Communications to Eligible Employees

(a)(7)	Supplement to the 2006, 2007 and 2008 Management Stock Purchase Plan Terms and Conditions

(d)(1)	Lear Corporation Long-Term Stock Incentive Plan, as amended and restated, Conformed Copy through Fourth Amendment (incorporated by reference to Exhibit 4.1 of Post-Effective Amendment No. 3 to Lear’s Registration Statement on Form S-8 filed on November 3, 2006)

(d)(2)	Fifth Amendment to Lear Corporation Long-Term Stock Incentive Plan, effective November 1, 2006 (incorporated by reference to Exhibit 10.12 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(3)	2006 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.41 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(4)	2007 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.33 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(5)	2008 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.37 to Lear’s Annual Report on Form 10-K/A for the year ended December 31, 2007)

(d)(6)	2006 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.42 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(7)	2007 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.34 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(8)	2008 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.38 to Lear’s Annual Report on Form 10-K/A for the year ended December 31, 2007)